08004467

722

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Genesis Energy Plc

*CURRENT ADDRESS 1137 Budapest, XIII.
Szent István krt. 18.

**FORMER NAME

PROCESSED
AUG 28 2008
THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 35224 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: Cox

DAT : 8/22/08.

082-35224

RECEIVED
2008 JUL 22 A 8:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GENESIS ENERGY PLC.
CONSOLIDATED ANNUAL REPORT
31 December 2007.

12-31-07
AR/S

GENESIS ENERGY PLC.
CONSOLIDATED BALANCE SHEET

In HUF '000

	Notes	31 December 2006.	31 December 2007.
ASSETS			
Fixed assets			
Land, building and equipment	3	3 622	539 189
Intangible assets	4		1 108 594
Goodwill		1 494	33 029
Total fixed assets		5 116	1 680 812
Current assets			
Inventories			
Receivables and accrued assets	5	1 164 122	3 397 077
Securities	6	1 494 758	500 889
Total cash and bank deposits		72 994	113 724
Total current assets		2 731 874	4 011 690
TOTAL ASSETS		2 736 990	5 692 502
LIABILITIES			
Shareholders' equity			
Subscribed capital	7	3 397 672	4 001 580
Capital reserve			2 153 456
Accumulated profit reserve		-835 833	-963 147
Minority interests		-123	354 169
Total shareholders' equity		2 561 716	5 546 058
Long term liabilities			
Long term loans			
Total long term liabilities			
Short term liabilities			
Short term loans			
Other short term and accrued liabilities	8	175 274	146 444
Total short term liabilities		175 274	146 444
TOTAL LIABILITIES		2 736 990	5 692 502

GENESIS ENERGY PLC.
CONSOLIDATED INCOME STATEMENT

In HUF '000

	Notes	2006.	2007.
Total sales		460 993	32 173
Direct costs of sales		-220 956	-8 967
Gross Margin		240 037	23 206
Sales, marketing and administration costs	9	-584 547	-728 872
Other income	10	217 029	72 168
Other expenses	11	-1 252 186	-137 399
Income from operations		-1 379 667	-770 897
Interests received		18 466	3 077
Interest paid		-6 523	-223
Income from affiliated companies		3 174	
Profit or loss before tax and minority interest		-1 364 550	-768 043
Tax payable		-941	-1 202
Profit before minority interest		-1 365 491	-769 245
Minority interest		-3 664	21 487
Profit or loss for the year		-1 369 155	-747 758

Income per share

Normal (HUF/share)	12	-424	-101
Diluted (HUF/share)	12	-424	-101

GENESIS ENERGY PLC.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

In HUF '000

	Subscribed capital	Capital reserve	Profit reserve	Minority interests	Total
1 January 2006	997 672	525 642	300 176	48 916	1 872 406
Loss for the year 2006			-1 369 155		-1 369 155
Profit attributable to minority shareholders				3 664	3 664
Carry-over from capital reserve to accumulated profit reserve		-525 642	525 642		0
Foreign exchange gain/loss			-292 496	2	-292 494
Capital increase	2 400 000				2 400 000
Acquisition of subsidiaries				23	23
Net change of subsidiaries excluded from consolidation due to sale				-52 728	-52 728
31 December 2006	3 397 672	0	-835 833	-123	2 561 716
Loss of the year 2007			-747 758		-747 758
Loss attributable to minority shareholders				-21 487	-21 487
Carry-over from capital reserve to accumulated profit reserve		-624 523	624 523		0
Foreign exchange gain/loss			-4 079	58	-4 021
Capital increase	603 908	2 777 979			3 381 887
Acquisition of subsidiaries				375 721	375 721
31 December 2007	4 001 580	2 153 456	-963 147	354 169	5 546 058

GENESIS ENERGY PLC.
CONSOLIDATED CASH FLOW STATEMENT

In HUF '000

	2006.	2007.
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss before minority interest	-1 364 550	-768 043
Depreciation expense	27 804	679
Receivables write off		
Investment write off	102 139	
Foreign exchange gain/loss	-292 494	-4 007
Gain on sale of land, building, equipment and intangible assets	-42 347	-167
Gain on sale of financial investments	-52 607	
Profit/loss on associated companies	-3 174	
Change in minority interest	-52 705	375 707
Change in short-term investments	-1 539 779	993 869
Change in receivables and accrued assets	87 466	-2 232 955
Change in inventories	76 967	
Change in short term, other and accrued liabilities	-44 279	-28 830
Income tax paid	-941	-1 202
NET CASH USED IN OPERATING ACTIVITIES	-3 098 500	-1 664 949
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of land, building, equipment and intangible assets	-3 958	-1 644 841
Proceeds from sale of land, building, equipment and intangible assets	326 735	167
Purchase of investments	-1 494	-31 535
Proceeds from sale of investments	387 930	
Change in other financial investments	31 478	
NET CASH FROM INVESTING ACTIVITIES	740 691	-1 676 209
CASH FLOW FROM FINANCING ACTIVITIES		
Proceeds from new shares issued	2 400 000	3 381 888
Proceeds from short term loans and borrowings		40 311
Repayment of short term loans and borrowings	-9 672	-40 311
Proceeds from long term loans and borrowings		
Repayment of short term loans and borrowings	-138 795	
Dividend paid to minority interests		
NET CASH GENERATED FROM FINANCING ACTIVITIES	2 251 533	3 381 888
NET CHANGE IN CASH	-106 276	40 730
Cash at the beginning of the year	179 270	72 994
Cash at the end of the year	72 994	113 724

NOTES TO THE CONSOLIDATED ANNUAL REPORT ON THE YEAR 2007 OF GENESIS ENERGY PLC

1. GENERAL

THE BASIS OF THE PREPARATION OF THE REPORT

Genesis Energy Public Limited Company is a company registered in Hungary, and is performing its operations in conformity to the relevant Hungarian legal regulations, keeping its accounts and financial records as required by the Hungarian accounting standards. Genesis Energy PLC. consolidated the data of the Group for the year 2007 according to the IAS-IFRS approved by the European Union.

The Genesis Energy Group had introduced in 2005 and employed also in 2007 all the new and modified standards and interpretations issued by the International Accounting Standards Commission (IASB) and the IASB's International Report Preparation Interpretation Commission (IFRIC) which are significant for the appraisal of the operation of the Company.

THE CONSOLIDATED GROUP MEMBERS

On the basis of the currently valid Hungarian regulations Genesis Energy PLC is obliged to prepare annual audited consolidated balance sheet, income statement, supplementary notes and business report.
Because of its determining ownership ratio, the Company has determining control over its subsidiaries, and so there is comprehensive consolidation in conformity to the IAS 27 Consolidated and individual financial statements accounting standard.

We determined the consolidation range in accordance with the regulations of the International Accounting Standard.

According to the standard, if an economic organisation is controlled by another company (the parent company) by having determining effect on it, it shall be deemed as subsidiary company.

On the basis of the consideration specified by the standard, the following companies have become consolidated:

Name	Place of registration	Registered capital	Equity	After-tax profit	Currency	Ownership ratio %
Genesis Solar Espana S.I.	Spain	1 687	1 358	-303	(000) EUR	100
Genesis Solar Magyarország Kft.	Hungary	273 000	265 028	-7 920	(000) Ft	100
Genesis Solar Singapore Pte Ltd	Singapore	5 705	5 592	-113	(000) EUR	75

During the first half of 2006 we sold our interests in Sunbooks Kft. In the second half of 2006 we sold all our other interests, such as those in BMS Informatikai Kft, in Happy Divatáru Kft, in Novotrading Medical Kft. and in Novotrade (Schweiz) AG. Because of the sale of the latter company, its subsidiaries, i.e. the Novotrade (Isle of Man) Ltd. the Novoreál Kft. and the Novotrade (Cyprus) Ltd. had also been removed from the consolidation range.
During the second half of 2006 we established the company Genesis Solar Magyarország Kft and acquired 97 % participation in Genesis Solar Espana S.L. which was then increased to 100 % as a consequence of capital increase in 2007.

In 2007 our Company acquired 75% ownership participation in STP Technologies Pte. Ltd, which changed its name to Genesis Solar Singapore Ltd.

According to the IAS 31 standard "interests in joint companies", an economic organisation shall be considered as being under joint management when the parent company (consolidated subsidiaries of the parent company) or one or more companies have voting right on the parity basis. The company under joint management is controlled by the parent company and /or its subsidiary jointly with another entrepreneur. The parity basis: 50-50%, 33-33-33%.

The Genesis Energy Group has no company under joint management

According to IAS 28 standard "investments in affiliated companies", an economic organisation not fully included in consolidation is to be considered as affiliated company where the parent company or its consolidated subsidiary has significant participation and has definitive influence on the business and financial policy of the economic organisation.

On 31 December 2007 the Genesis Energy Group had no affiliated company.

The parent company
- has no contractually transferred voting right to be exercised instead of others,
- has no voting right to be transferred to it as collateral to be exercised on the basis of instructions of third person,
- has no voting right possessed as guarantor, or any obtained right.

2. IGNIFICANT ACCOUNTING POLICIES

ACCOUNTING CONVENTION

The financial statements were prepared in accordance with the International Financial Reporting Standards. The financial statements follow the principle of historic cost, except for financial assets intended to be sold, where the valuation took place at fair value.

THE BASIS OF CONSOLIDATION

The consolidated financial statements are composed of the financial statements of the Company and of those business units which are controlled by the Company. The concept of control exists when the Company has the rights by which it can determine the financial and operation principles of the business unit in order to obtain a share in the benefits of the operation of the business unit.

The consolidated income statement includes the results of the subsidiaries, obtained or sold since the date of acquisition up to the actual date of sale. If needed, the Company can modify the financial statements of the subsidiaries in order to achieve uniform settlement.
The transactions within the group, the balances between the members of the group, the incomes and costs settled between the members are screened in the course of consolidation.

Minority participation is separately stated within the equity of the Group. Minority participations include external participations existing on the date of consolidation as well as the share of minority ownership participation from the changes taking place in the equity since the inclusion.

CONFORMITY TO STANDARDS

The members of the Group keep their accounts and prepare their reports in conformity to the laws in force in Hungary, Spain and Singapore. The attached consolidated annual report is the International Financial Report which had been prepared in conformity to the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS) taking into account the SIC and IFRIC interpretations. Accordingly, it also contains modifications which are not present in the specific reports prepared in conformity to local acts and regulations.

GOODWILL

The goodwill of the subsidiary and that emerging at the acquisition of the jointly managed company are identical with the value by which the cost of acquisition surpasses the ownership share of the Group in the net real fair value of the identifiable assets, liabilities and conditional liabilities of the subsidiary and the jointly managed company, calculated on the date of acquisition. The goodwill is first settled as asset calculated at cost, later it is stated at cost net of accumulated loss of value.
Impariment accounted on goodwill cannot be reversed in the next period.

THE SETTLEMENT OF SALES INCOME

The Company settles sales income in conformity with IAS 18 Incomes standard. The standard permits the recognition of sales income in the following cases:

- **When products are sold**: the significant risks attached to ownership right and the incomes had been transferred, the sales income and cost of the transaction can be reliably measured and it can be expected that money will flow to the seller in connection with the transaction.
- **When service is provided**: it is possible to reliably measure sales income, costs, profit and the rate of performance.

TRANSACTIONS CARRIED OUT IN FOREIGN CURRENCY

Every member of the Group has specific financial statements prepared in the currency of the determining economic environment in which the given unit operates (functional currency). For the purpose of consolidation we change the result and financial position of every unit into HUF, which is the currency for the presentation of consolidated financial statements.

When preparing the specific financial statements of the subsidiaries we record the transactions the currency which differs from the functional currency of the subsidiary (foreign currency) at the exchange rate valid on the date of transaction. On each balance sheet dates the monetary items defined in foreign currency are recalculated at the exchange rate valid on the balance sheet date. The non-monetary items determined in foreign currency which are appraised at fair value are recalculated on the balance sheet date by using the exchange rate valid on the day when the fair value was determined. For non-monetary items registered at cost and in foreign currency we do not take into account the change in exchange rate when performing the valuation on the balance sheet date.

When monetary items are settled and when performing valuation on the balance sheet date, exchange rate differences are settled by crediting/debiting the result of the period.

In order to prepare the consolidated financial statements we recalculate the value of the assets and liabilities (together with the comparative data) of the foreign operation units of the Group into HUF by using the HNB exchange rate valid on the balance sheet date. For the recalculation of incomes and expenditures (including also comparative data) we use the average exchange rate of the period. The exchange rate differences arising during the calculations are settled as part of equity. Such exchange differences are settled to the detriment/benefit of the result when the foreign operation unit is cancelled.

INVENTORIES

Inventories are stated on the balance sheet based on physical inventory taking at cost, and idle and slow moving stocks are stated at net of loss in value. When the stock is possessed by the Group the decrease in inventories is settled at weighted average price.

RECEIVABLES

The Group records and administers receivables from buyers and other receivables at invoiced value, net of the loss in value settled because of the uncertainty of realisation. Whenever there is any doubt that the full sum could not be realised the receivable shall always be evaluated. Receivables related to affiliated parties are recorded and administered at cost.

LIABILITIES

The Group records and administers liabilities to suppliers and other liabilities at cost (whether or not they had already been invoiced to Group members). This value is the fair value of the goods and services to be paid at some later date.

TANGIBLE ASSETS

We state the value of land, building and equipment at cost net of accumulated depreciation.

We state furnishing and assembly items at historic value net of accumulated depreciation and probable loss in value.

Depreciation reduces the historic cost or calculated value of the asset, except for land and investment in progress, in the case of which only loss in value can be settled.

We settle depreciation proportionately during the estimated useful life span of the asset.

Buildings	50 years
Buildings leased out	20 years
Machines and equipment	7 years
Vehicles	5 years

The gross value of assets no longer used or removed from the books under some other title is cancelled net of accumulated depreciation. The net result is stated among other incomes or other expenditures.

The profit or loss resulting from the cancellation of tangible asset are identical to the difference in the income obtained when the asset is sold and its book value and the result are settled by debiting/crediting the result.

INTANGIBLE ASSETS

Intangible assets contain primarily the purchased intellectual product at cost net of depreciation. They are depreciated during terms of 3-6 years as estimated as being their useful life span, and linear method is used for calculating depreciation.

FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are stated on the balance sheet of the Group when the Group obtains contractual right of disposal over the given financial instrument.

FINANCIAL ASSETS

The settlement and cancellation of investments take place on the trading days on which the contract on the purchase or sale of the investment specifies realisation, taking into account the time frame, considering the time frames set by the market conditions. The investments are recorded at historic cost which may be increased by the relevant direct transaction costs.

The debt securities for which the Group has definite intention and capacity to retain until maturity are stated at cost on subsequent balance sheet dates. Such value can be reduced by loss in value settled for sums which will not be recovered. We settle loss in value by debiting the result if the loss of the value of the asset can be proven without doubt. The loss in value can be reversed during the forthcoming periods if the increase of the sum recovered from the investment was undoubtedly caused by some event which occurred after the settlement of the loss of value.

Financial assets of trading purpose and marketable financial assets are stated at fair value. In the case of assets used for trading purpose the gain/loss arising from the change in fair value form part of the result of the given period. In the case of marketable financial assets the gain/loss arising from the change in fair value is settled directly from/to equity until removed from the books or until they lose their value. In the latter case the accumulated gain or loss settled in equity will be transferred into the result of the period.

The loss in value settled from the result for the investments qualified as marketable cannot be reversed against the result in the forthcoming periods.

The price established on the markets is regarded as the fair value of investments with active trading on the financial markets. In the case of investments which are not actively traded or for which the price used in trade could not be regarded as reliable measure, the fair price of similar investments or future cash-flow linked to the investments are the basis for determining the price. Investments for which the market price cannot be determined are stated in the books at cost net of possible loss in value.

FINANCIAL ASSETS AND FINANCIAL ASSET EQUIVALENTS

The stock of financial assets and cash equivalents are composed of cash, sight deposits and short-term, high liquidity investments which can be fast and easily exchanged into cash, the value of which is known in advance and are subject of insignificant risk of loss in value. Cash equivalents are the securities with maturity date within three months after the date of purchase.

DEPRECIATION OF ASSETS

The book value of assets is revised when conditions change or events occur on the basis of which it is likely that the book value surpasses the fair value. If the above conditions arise and the book value surpasses the estimated fair value, the assets or the cash producing units are written off up to the fair value.
The fair value in this case is the higher of the net sales price and the user value. The loss in value is stated in the income statement.

PROVISIONS

We make provision in case the Group has current liability which is the consequence of some past event and it is likely that the Group will have to meet that liability. The provisions are the best estimates of the management on the expenditures related to the settlement of the liability, applying to the balance sheet date.

EARNINGS PER SHARE

For the determination of the earnings per share we divide net profit by the weighted average of the number of traded shares.

ESTIMATIONS

The preparation of financial statements which are in conformity to the IFRS principles require the management to make estimations and use assumptions which affect the value of assets and liabilities on the balance sheet date as well as the sum of sales income and costs of the given period. Such estimations affect the loss in value settled on doubtful receivables, expected life-span of tangible assets and intangibles, certain cost accruals, the possibility to settle incomes and costs, recovery of latent taxes. Actual results may differ from such estimations.

TAXATION

The rate of tax depends on the tax liability determined on the basis of the acts on corporate tax and dividend tax, and is modified with deferred tax.

Deferred tax is determined on the basis of "balance sheet liability" method. Deferred tax arises in the cases when there is a time difference between the accounting of an item according to the act on accounting and the act on taxation. The establishment of deferred tax receivable and tax liability takes place by using the tax rates of the taxable income of years when the differences arising due to timing difference are expected to be recovered. The deferred tax liability and tax receivable reflect the tax régimen applying on the balance sheet date in relation to assets and liabilities established by the Group.

Deferred tax receivable can be stated on the balance sheet only when it is likely that during its future operation the Group will produce tax base in relation to which deferred tax can be realised. On the balance sheet turning date the Group takes into consideration its non-recovered deferred tax receivable and liability and takes into account such part of its not acknowledged receivable which may be recovered as reduction of the tax on future profit. Accordingly, the Group can reduce its deferred tax receivable by the sum which is not expected to be covered by the taxable profit.

The Group did not have to declare deferred tax in 2006 or in 2007.

TREASURY SHARES

The repurchased Genesis Energy shares are stated within equity. The Company settles against the profit reserve the gain or loss on the sale of treasury shares or the difference arising when they are repurchased.

PRESENTATION OF SEGMENT INFORMATION

The result of the individual operations (business segments) include the incomes and expenditures directly related to the segment as well as result items justified to be attached to the segment from the total result of the Company.

The non-distributed items include the overhead and administration costs of the Company related to the Group as a whole, as well as assets which cannot be directly attached to the operation of segments. This last category includes for instance short- and long term investments and liabilities which are settled for the purpose of financing rather than operation.

TERMINATED OPERATIONS

According to the IFRS 5 standard "Terminated operations", some operation can be rated as terminated when the assets needed to continue the given operation are intended to be sold or if the Group actually terminated the operation. Assets are intended to be sold when the income covering the book value is intended to be basically realised from the sale of the asset and not by further continuous operation.

3. LAND, BUILDING AND EQUIPMENT

Data in thousand HUF

Denominaton	Land and Building	Equipment	Total
Gross value			
1. January 2007	0	8 358	8 358
Increases	534 756	1 468	536 225
Decreases and disposals			
31. December 2007	534 756	9 826	544 583
Accumulated depreciation			
1. January 2007	0	4 736	4 736
Increases		657	657
Decreases and disposals			
31. December 2006	0	5 393	5 393
Net book value			
1. January 2007	0	3 622	3 622
31. December 2007	534 756	4 433	539 189

4. INTANGIBLE ASSETS

Data in thousand HUF

Denominaton	Know how	Others	Total
Gross value			
1. January 2007	0		
Increases	1 108 350	266	1 108 616
Decreases and disposals			
31. December 2007	1 108 350	266	1 108 616
Accumulated depreciation			
1. January 2007			
Increases		22	22
Decreases and disposals			
31. December 2006	0	22	22
Net book value			
1. January 2007			
31. December 2007	1 108 350	244	1 108 594

5. RECEIVABLES AND ACCRUED ASSETS

Data in thousand HUF

Denominaton	2006.12.31	2007.12.31
Receivables from buyers	14 983	14 991
Loans advanced	18 269	126
Tax receivables	10 582	112 202
Receivables from the sale of investment	439 393	47 817
Receivable from the assignment of receivables	397 607	558 448
Deposits with trustee		1 414 386
Advance payments made	279 937	1 235 542
Other receivables	469	12 647
Accrued assets	2 882	918
Total	1 164 122	3 397 077

6. SECURITIES

Data in thousand HUF

	2006.12.31	2007.12.31
Shares traded on the Stock Exchange	439 436	500 889
Other shares	1 055 322	
Total	1 494 758	500 889

7. REGISTERED CAPITAL

The issued share capital is HUF 4.001.580.000. The face value of the shares is HUF 500/ unit. The share capital issued by the Company is composed of 8,003,160 shares.

8. LIABILITIES AND ACCRUED LIABILITIES

Data in thousand HUF

Denomination	2006.12.31	2007.12.31
Suppliers	56 979	69 786
Tax payable	1 706	49 355
Liabilities to employees		155
Liabilities due to cash pool	62 533	
Other liabilities	491	7 069
Accrued liabilities	53 565	20 079
Total	175 274	146 444

9. SALES, MARKETING AND ADMINISTRATION COSTS

Data in thousand HUF

Denomination	2006.	2007.
Material type expenditures	421 858	672 403
Personnel costs	134 885	55 790
Depreciation	27 804	679
Total	584 547	728 872

10. OTHER INCOME

Data in thousand HUF

Denomination	2006.	2007.
Gain on the sale of investments	155 554	
Gain on the sale of tangible and intangible assets	42 347	167
Indemnifications, interests on delay	380	17
Evaluation gain on securities		71 596
Others	18 748	388
Total	217 029	72 168

11. OTHER EXPENSES

Data in thousand HUF

Denomination	2006.	2007.
Loss on the sale of investments	697 663	
Foreign currency loss on securities	255 840	
Valuation loss of securities	130 643	
Loss on the sale of securities	78 116	76 910
Loss on the sale of receivables	49 512	
Net of exchange loss other than securities	24 401	
Taxes	3 234	14 131
Bad and waived receivable	357	
Net of exchange gain/loss		43 629
Others	12 420	2 729
Total	1 252 186	137 399

12. EARNINGS PER SHARE

For the calculation of earnings per share in both years we divided the sum of retained profit with the number of shares possessed by third parties. In 2006 the weighed average of the shares was 3,228,241 units and in 2007 7,399,251 units.

13. INFORMATION PER SEGMENT

From the aspect of control, the operation of the Group in 2006 could be put into two groups: trading and service provision operations. The Group regards these business lines as primary segments.

Data in thousand HUF

Name	Trade		Service	
	2006.	2007.	2006.	2007.
Sales income	240 145	0	220 848	32 173
Direct costs	164 327	0	56 629	8 967
Gross profit	75 818	0	164 219	23 206

For the time being we do not differentiate between geographical segments as the sales income of the Group comes exclusively from Hungary.

14. FINANCIAL ASSETS

FOREIGN CURRENCY MANAGEMENT

The financial assets subject to potential foreign currency risks of the company are mainly the foreign currency receivables.

FAIR VALUE

On 31 December 2007 the booked value of financial assets, receivables and liabilities was approximately identical to their fair value due to the short term nature of those assets and liabilities.

15. SENIOR EXECUTIVES

The senior executives of the company received the following remuneration:

Data in thousand HUF

Denomination	2006.	2007.
Short term benefits	2.880	13.940

The management of the Group is not entitled to any long term benefit or benefit after the end of their employment term.

16. EVENTS AFTER THE BALANCE SHEET DAY

The resolution of the General Meeting passed on 21 January 2008 on the issuance of convertible bonds finalised the commission contract related to the agreement concluded by the Company with GEM Global Fund and the making of advance payment as stated in the agreement; the Company could make the payment with the Cogenco shares owned.

In January 2008 Genesis Energy sold at purchase price 1,286,977 Helix shares floated on the Canadian stock exchange to the associated company of Genesis Capital Management Ltd.

17. APPROVAL OF THE FINANCIAL STATEMENTS

The Board of Directors approved the financial statements and authorised their disclosure.

18. OFF-BALANCE SHEET LIABILITIES

None.

Budapest, 23. April 2008.

Gabriella Prazsák
CFO

END